Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

January 24, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,475,306

FURTHER UPDATE TO BROOKFIELD BID

Vancouver, BC – January 24, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) wishes to advise of the following disclosures with Brookfield.

On Thursday, January 17, 2013, Western Wind received a call from Rothschild, our financial advisor, stating that their Chairman received a call from a very senior official at Brookfield, requesting a meeting in Toronto as soon as possible, to discuss a revised increase in their bid.

A meeting was held in Toronto on the morning of Saturday, January 19, 2013 with the CFO of Western Wind, Rothschild and four (4) members of Brookfield. In that six hour meeting, Brookfield requested, and was given, a very detailed and forensic look at the Yabucoa Project and several other key financial matters. Western Wind delivered the essential financial details in the same manner as it would, for our lenders.

Following this disclosure, various ideas were discussed by both parties, on how to increase the value of the existing $2.50 bid by Brookfield. Suggestions made by all parties included: increasing the bid as an all cash bid; increasing the bid in two (2) components comprising of $2.75 cash plus spinning out our Kingman wind and solar production facility and our Arizona

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development assets into a separate Spinco; and lastly, an increased cash bid with a series of contingency payments to pay additional payments to Western Wind shareholders, based on completion of certain milestones going forward.

After the conclusion of the meeting, Brookfield said that they would have a proposal delivered to Western Wind by the end of Sunday night, as this was a condition for Western Wind attending to their offices and giving up very detailed forensic information on Yabucoa. It was also very important to get this new information into the revised Supplementary Directors’ Circular, which was scheduled to be released on Monday, January 21, 2013.

On Sunday night, an email was sent by Brookfield indicating that they would not have anything by the evening of Sunday.

On Monday, January 21st, Western Wind issued its “no recommendation” circular. Another email was sent from Brookfield stating that they would not have anything ready by 2pm West Coast time on Monday, which was past the printing and mailout deadline of our Circular.

On January 22, 2013, an email was received stating that Brookfield was proposing $2.50 cash plus the 42 MW DC Yabucoa Project to be spun out into a new public company and had requested that we prepare a Heads of Agreement and an Exclusivity Agreement. Western Wind management and its Special Committee began preparing the documentation regarding some of the proposals presented by Brookfield.

Due to the fact that Brookfield is a significant insider to the Company, and has had access to the Company’s very detailed financial information that neither the public nor any other party has, it was clearly a material obligation by the Board of Western Wind, to release this update by way of a News Release, and to change the “No Recommendation” to a “Rejection” because of the impending new arrangements, which in any outcome, would be higher than $2.50.

The CEO of Western Wind was not part of and did not attended the meetings in Toronto or any subsequent discussions with Brookfield. The Independent Committee elected to send it’s CFO to work with Brookfield and Rothschild.

On January 23, 2013, we received a letter from Brookfield stating that “Brookfield would issue its January 24th news release if Mr. Ciachurski continued to be involved in the process and that if we, as a Board, rejected the current outstanding $2.50 cash bid from Brookfield.”

These two requests by Brookfield were moot. Firstly, Mr. Ciachurski was not involved in any of the meetings with Brookfield nor did Mr. Ciachurski speak with any of the members from Brookfield, either as a whole or individually during this process from the 17th. Mr. Ciachurski is also excluded from any of the Independent Committee meetings. Secondly, since Brookfield, as a major insider, is proposing a bid greater than $2.50, the Board of Western Wind has a statutory obligation to reject the preexisting $2.50 bid. That is a fundamental obligation to keep it’s shareholders informed.

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At no time, was there ever a discussion with Mr. Ciachurski or any member of Western Wind with Brookfield, regarding a bonus to meet or not meet a $3.00 threshold. The bonus that Brookfield refers to, was in force for at least four years and predates by three years, the published DAI valuation that was sent to the TSX valuing the Company at $5.60 per share.

Mr. Ciachurski issued a “blackout trading order” to all officers and directors, well in advance of the first indicative bid. Any sales after that date were for tax sales, required for compliance with the tax laws in both the US and Canada.

Western Wind has been proceeding with the sales process as efficiently as possible, given the difficulties of having a significant insider making a hostile bid for the Company. Regardless of Brookfield’s refusal, as an insider, to have a valuation performed, which keeps the process fair, Western Wind staff and the Independent Committee have been working diligently to accommodate the requests by Brookfield, of a revised offer. This offer been stated by Brookfield’s CEO, several times.

Brookfield continues to mischaracterize, discredit and interfere with Western Wind's sincere attempt to sell the Company. The Western Wind Board only wants the best value for its shareholders, and Brookfield has shown that they are only interested in doing what's best for Brookfield. From the start, they have ignored the process and have shown nothing but contempt for our shareholders. We are hopeful that our shareholders will see through their ruse, and reject their strategies.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

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Michael Boyd
Chairman

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the Company’s negotiations with prospective purchasers and the results of due diligence investigations conducted by prospective purchasers, the Company’s ability to successfully negotiate non-disclosure agreements with interested parties, the availability of a financially superior offer, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which it operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by the Offeror or Brookfield Renewable, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, the ability of the Company to successfully negotiate non-disclosure agreements with interested parties, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate the terms of non-disclosure agreements with interested parties, the results of due diligence investigations conducted by interested parties, and, assuming the Company receives an expression of interest, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales

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transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

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